# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barinthus Biotherapeutics plc., CIK 0001828185
CUSIP: 91864C107
Title of class of securities: American Depositary Shares, each representing one Ordinary Share
Address of issuer's principal executive offices: 20400 CENTURY BLVD, SUITE 210, GERMANTOWN, Maryland (MD), 20874
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001856079

## Reporting persons
- Oxford Science Enterprises plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Barinthus Biotherapeutics plc.
Address of issuer's principal executive offices: 20400 CENTURY BLVD, SUITE 210, GERMANTOWN, MARYLAND, 20874

## Item 2. Person Filing
Name of person filing: Oxford Science Enterprises plc
Address of principal business office or, if none, residence: 46 Woodstock Road, Oxford OX2 6HT, United Kingdom
Citizenship: England, United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oxford Science Enterprises plc: /s/ Antonia Jenkinson, Chief Financial Officer (09/11/2026)